Exhibit 1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 18, 2024

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held, at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on June 18, 2024, at 14:00 Israel time.

The Company is an Overseas Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.          To consider and act upon a proposal to re-elect Mr. Avi Eizenman, the Active Chairman of the Board of Directors, to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2027, and until his successor has been duly elected.

2.          To consider and act upon a proposal to re-elect Mr. Eli Doron, to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2027, and until his successor has been duly elected.

3.          To consider and act upon a proposal to approve a framework for the grant of up to 10,000 Restricted Stock Units (“RSUs”) to Mr. Yeshayahu ('Shaike') Orbach, the Company's Vice Chairman of the Board of Directors, to be granted from time to time in connection with certain services to be provided by him for the period commencing November 1, 2023 and ending October 31, 2025 (the “RSU Framework”), all pursuant to the Company's Global Share Incentive Plan (2013) (the “Plan”) and in compliance with the Compensation Policy (“Compensation Policy”) and the Compensation Policy Cap (the “Cap”), and as more fully set forth in the Proxy Statement included herewith.

4.          To consider and act upon a proposal to approve the grant of 100,000 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Cap, to Mr. Liron Eizenman, the Company’s President and Chief Executive Officer.

5.          To consider and act upon a proposal to approve the grant of 60,000 options to purchase Ordinary Shares of the Company pursuant to Plan and in compliance with the Compensation Policy and the Cap, to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors.

6.          To consider and act upon a proposal to approve the adoption of an appendix to the Plan, for U.S. taxpayers.

7.         To consider and act upon a proposal to approve the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for the year ending December 31, 2024, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

8.          To review the Company's Financial Statements and Annual Report for the year ended December 31, 2023, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 10, 2024, will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

By Order of the Board of Directors

SILICOM LTD.

/s/ Liron Eizenman
Liron Eizenman

President and Chief Executive Officer
Date: May 7, 2024